Form U-13-60

                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 FOR THE PERIOD

         Beginning   January 1, 1997      and Ending     December 31, 1997
                    -------------------               ----------------------

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    Southern Nuclear Operating Company, Inc.
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                            ("Mutual or "Subsidiary")


Date of Incorporation    December 17, 1990
                         -----------------

If not Incorporated, Date of Organization -------------


State or Sovereign Power under which Incorporated
or Organized  Delaware
              --------


                                                     Building 40
Location of Principal Executive Office               Inverness Center Parkway
of Reporting Company                                 Birmingham, Alabama  35242



                   Name, title, and address of officer to whom
                 correspondence concerning this report should be addressed:

                                                      Building 40
                      Comptroller, Treasurer,         Inverness Center Parkway
Kathleen S. King      and Chief Financial Officer     Birmingham, Alabama 35242
----------------      ---------------------------     -------------------------
     (Name)                     (Title)                     (Address)




                        Name of Principal Holding Company
               Whose Subsidiaries are served by Reporting Company:

                                Southern Company

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1.       Time of Filing
         Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.       Number of Copies
         Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.       Period Covered by Report
         The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.       Report Format
         Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.       Money Amounts Displayed
         All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulations S-X (210.3-01(b)).

6.       Deficits Displayed
         Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulations S-X, 210.3-01(c)).

7.       Major Amendments or Corrections
         Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.       Definitions
         Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.       Organization Chart
         The service company shall submit with each annual report a copy of its current organization chart.

10.      Methods of Allocation
         The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.      Annual Statement of Compensation for Use of Capital Billed
         The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

-------------------------------------------------------------------------------

                                                 Schedule or
                                                   Account               Page
Description of Schedules and Accounts              Number               Number

-------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                         Schedule I                4-5

  SERVICE COMPANY PROPERTY                        Schedule II               6-7
  ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY     Schedule III               8
  INVESTMENTS                                     Schedule IV                9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                                    Schedule V                10
  FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI               11
  STORES EXPENSE UNDISTRIBUTED                    Schedule VII              12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII             13
  MISCELLANEOUS DEFERRED DEBITS                   Schedule IX               14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
     EXPENDITURES                                 Schedule X                15
  PROPRIETARY CAPITAL                             Schedule XI               16
  LONG-TERM DEBT                                  Schedule XII              17
  CURRENT AND ACCRUED LIABILITIES                 Schedule XIII             18
  NOTES TO FINANCIAL STATEMENTS                   Schedule XIV              19

COMPARATIVE INCOME STATEMENT                      Schedule XV               20

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES       Account 457               21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                                    Account 458               22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES         Schedule XVI              23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
     SERVICE FUNCTION                             Schedule XVII             24
  DEPARTMENTAL ANALYSIS OF SALARIES               Account 920               25
  OUTSIDE SERVICES EMPLOYED                       Account 923               26
  EMPLOYEE PENSIONS AND BENEFITS                  Account 926               27
  GENERAL ADVERTISING EXPENSES                    Account 930.1             28
  MISCELLANEOUS GENERAL EXPENSES                  Account 930.2             29
  RENTS                                           Account 931               30
  TAXES OTHER THAN INCOME TAXES                   Account 408               31
  DONATIONS                                       Account 426.1             32
  OTHER DEDUCTIONS                                Account 426.5             33

-------------------------------------------------------------------------------

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


-------------------------------------------------------------------------------

                                                   Schedule          Page
Description of Schedules and Accounts              Number            Number

-------------------------------------------------------------------------------

  NOTES TO STATEMENT OF INCOME                     Schedule XVIII      34

  FINANCIAL DATA SCHEDULE                          Schedule XIX        35

  ORGANIZATION CHART                                                   36

  METHODS OF ALLOCATION                                                37

  ANNUAL STATEMENT OF COMPENSATION FOR USE
      OF CAPITAL BILLED                                                38




                                                                             4


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                             (Thousands of Dollars)
---------------------------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

---------------------------------------------------------------------------------------------------

ACCOUNT                        ASSETS AND OTHER DEBITS                   AS OF DECEMBER 31
                                                                         CURRENT         PRIOR

---------------------------------------------------------------------------------------------------

             SERVICE COMPANY PROPERTY
     101     Service company property (Schedule II)                       11,555         12,431
     107     Construction work in progress (Schedule II)                       -              -
                                                                        --------       --------
                Total Property                                            11,555         12,431
                                                                        --------       --------

     108     Less accumulated provision for depreciation
             and amortization of service company property (Schedule III)   8,922          9,003
                                                                        --------       --------
                Net Service Company Property                               2,633          3,428
                                                                        --------       --------

             INVESTMENTS
     123     Investments in associate companies (Schedule IV)                  -              -
     124     Other investments (Schedule IV)                               1,604          1,789
                                                                        --------       --------
                Total Investments                                          1,604          1,789
                                                                        --------       --------

             CURRENT AND ACCRUED ASSETS
     131     Cash                                                            147            176
     134     Special deposits                                                  -              -
     135     Working funds                                                   107             30
     136     Temporary cash investments (Schedule IV)                      2,000          1,000
     141     Notes receivable                                                  -              -
     143     Accounts receivable                                              52            611
     144     Accumulated provision for uncollectible accounts                  -              -
     146     Accounts receivable from associate companies (Schedule V)   102,706         81,138
     152     Fuel stock expenses undistributed (Schedule VI)                   -              -
     154     Materials and supplies                                            -              -
     163     Stores expense undistributed (Schedule VII)                       -              -
     165     Prepayments                                                   3,967          1,425
     174     Miscellaneous current and accrued assets (Schedule VIII)          -              -
                                                                        --------       --------
                Total Current and Accrued Assets                         108,979         84,380
                                                                        --------       --------

             DEFERRED DEBITS
     181     Unamortized debt expense                                          -              -
     184     Clearing accounts                                                 -              -
     186     Miscellaneous deferred debits (Schedule IX)                     296            264
     188     Research, development, or demonstration
             expenditures (Schedule X)                                         -              -
     190     Accumulated deferred income taxes                            24,437         23,693
                                                                         -------       --------
                  Total Deferred Debits                                   24,733         23,957
                                                                         -------       --------

                      TOTAL ASSETS AND OTHER DEBITS                      137,949        113,554
                                                                         -------       --------


                                                                                                            5

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET
---------------------------------------------------------------------------------------------------------------
 ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL                             AS OF DECEMBER 31
                                                                                    CURRENT         PRIOR
---------------------------------------------------------------------------------------------------------------

                   PROPRIETARY CAPITAL
   201             Common stock issued (Schedule XI)                                       10             10
   211             Miscellaneous paid-in-capital (Schedule XI)                          1,852          1,859
   215             Appropriated retained earnings (Schedule XI)                             -              -
   216             Unappropriated retained earnings (Schedule XI)                           -              -
                                                                                     --------       --------
                      Total Proprietary Capital                                         1,862          1,869
                                                                                     --------       --------

                   LONG-TERM DEBT
   223             Advances from associate companies (Schedule XII)                     5,000          5,000
   224             Other long-term debt (Schedule XII)                                      -              -
   225             Unamortized premium on long-term debt                                    -              -
   226             Unamortized discount on long-term debt                                   -              -
                                                                                     --------       --------
                      Total Long-Term Debt                                              5,000          5,000
                                                                                     --------       --------

                   CURRENT AND ACCRUED LIABILITIES
   231             Notes payable                                                            -              -
   232             Accounts payable                                                    13,801          8,598
   233             Notes payable to associate companies (Schedule XIII)                     -              -
   234             Accounts payable to associate companies (Schedule XIII)             13,780         16,907
   236             Taxes accrued                                                        5,504            922
   237             Interest accrued                                                        72              -
   238             Dividends declared                                                       -              -
   241             Tax collections payable                                                  4              4
   242             Miscellaneous current and accrued liabilities (Schedule XIII)       94,061         76,537
                                                                                     --------       --------
                      Total Current and Accrued Liabilities                           127,222       102,968
                                                                                     --------       -------

                   DEFERRED CREDITS
   253             Other deferred credits                                               3,865          3,717
   255             Accumulated deferred investment tax credits                              -              -
                                                                                     --------       --------
                      Total Deferred Credits                                            3,865          3,717
                                                                                     --------       --------

   282             ACCUMULATED DEFERRED INCOME TAXES                                        -              -
                   ---------------------------------                                 --------       --------

                   TOTAL LIABILITIES AND PROPRIETARY CAPITAL                          137,949        113,554
                                                                                     --------        -------




                                                                                                            6

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------------
                                       SCHEDULE II - SERVICE COMPANY PROPERTY
-------------------------------------------------------------------------------------------------------------------

                                  BALANCE AT                                             OTHER         BALANCE
                                   BEGINNING        ADDITIONS         RETIREMENTS       CHANGES          AT
           DESCRIPTION              OF YEAR                                               1/          CLOSE OF
                                                                                                        YEAR
-------------------------------------------------------------------------------------------------------------------

SERVICE COMPANY PROPERTY

Account

301      ORGANIZATION                      -             -                -                 -                -
303      MISCELLANEOUS
         INTANGIBLE PLANT                  -             -                -                 -                -
304      LAND & LAND RIGHTS                -             -                -                 -                -
305      STRUCTURES AND
         IMPROVEMENTS                      -             -                -                 -                -
306      LEASEHOLD                     1,539             -                -                 -            1,539
307      EQUIPMENT 2/                  5,667           599            1,528                 -            4,738
308      OFFICE
         FURNITURE AND
         EQUIPMENT 2/                  4,144            88               20                 -            4,212
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED GARAGE
         EQUIPMENT                         -             -                -                 -                -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                         -             -                -                 -                -
311      OTHER SERVICE
         COMPANY
         PROPERTY 3/                   1,081             -               15                 -            1,066
                                      ------           ---            -----             -----           ------

         SUB-TOTAL                    12,431           687            1,563                 -           11,555
                                      ------           ---            -----             -----           ------

107      CONSTRUCTION
         WORK IN
         PROGRESS                          -             -                -                 -                -
                                      ------           ---            -----             -----           ------

         TOTAL                        12,431           687            1,563                 -           11,555
                                      ------           ---            -----             -----           ------


() Denotes deficit or credit balance.

-------------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-----------------------------------------------------------------------------
                             SCHEDULE II - CONTINUED
-----------------------------------------------------------------------------

1/PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                      No changes were considered material.




------------------------------------------------------------------------------

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                             BALANCE
                SUBACCOUNT DESCRIPTION       ADDITIONS         AT
                                                             CLOSE OF
                                                               YEAR
-------------------------------------------------------------------------------
      EQUIPMENT
         Personal Computer Equipment             606           4,405
         Mainframe Computer Equipment              -             135
         Office Automation Equipment               -               2
         Telecommunication Equipment             (7)             196
                                                 ---           -----
                                                 599           4,738
                                                 ---           -----


      OFFICE FURNITURE AND EQUIPMENT
         Office Furniture and Equipment            8           2,242
         Miscellaneous Equipment                  80           1,970
                                                 ---           -----
                                                  88           4,212
                                                 ---           -----

------------------------------------------------------------------------------

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Purchased computer software and licenses.



                                                                                                        8

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------------------------
                               BALANCE AT        ADDITIONS                                    BALANCE AT
                                BEGINNING       CHARGED TO                     OTHER           CLOSE OF
          DESCRIPTION            OF YEAR          ACCOUNT   RETIREMENTS        CHANGES            YEAR
                                                    403                           1/
--------------------------------------------------------------------------------------------------------------


Account
301      ORGANIZATION                -            -               -                  -                 -
303      MISCELLANEOUS
         INTANGIBLE PLANT            -            -               -                  -                 -
304      LAND AND LAND
         RIGHTS                      -            -               -                  -                 -
305      STRUCTURES AND
         IMPROVEMENTS                -            -               -                  -                 -
306      LEASEHOLD
         IMPROVEMENTS            1,539            -               -                  -             1,539
307      EQUIPMENT               3,292          855           1,305                  -             2,842
308      OFFICE
         FURNITURE AND
         EQUIPMENT               3,244          264              18                  -             3,490
309      AUTOMOBILES,
         OTHER VEHICLES,
         AND RELATED
         GARAGE
         EQUIPMENT                   -            -               -                  -                 -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                   -            -               -                  -                 -
311      OTHER SERVICE
         COMPANY
         PROPERTY                  928          137              14                  -              1,051
                                ------       ------          ------            -------              -----

         TOTAL                   9,003        1,256           1,337                  -              8,922
                                ------       ------          ------            -------              -----


         1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         None


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                            SCHEDULE IV - INVESTMENTS

-------------------------------------------------------------------------------
INSTRUCTIONS:         Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

-------------------------------------------------------------------------------

                                                      BALANCE AT     BALANCE AT
               DESCRIPTION                            BEGINNING        CLOSE
                                                        OF YEAR       OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES             -                 -





ACCOUNT 124 - OTHER INVESTMENTS

      Employee Energy Loans (Empl/Retiree)              1,431             1,168
      Employee Computer Loans                             358               436
                                                        -----             -----

                                                        1,789             1,604
                                                        -----             -----



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

      Eurodollar Time Deposit                           1,000             2,000
                                                        -----             -----

                                       TOTAL            2,789             3,604
                                                        -----             -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

-------------------------------------------------------------------------------

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company should be provided.

-------------------------------------------------------------------------------

                                                    BALANCE AT      BALANCE AT
                             DESCRIPTION             BEGINNING         CLOSE
                                                      OF YEAR         OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
ASSOCIATE COMPANIES

      Southern Company Services                          5,809          1,158
      Alabama Power                                     54,517         41,951
      Georgia Power                                     20,812         59,556
      Gulf Power                                             -              1
      Southern Company Energy Solutions                      -              4
      Savannah Electric                                      -              3
      Southern Energy                                        -             33
                                                        ------        -------


                                       TOTAL            81,138        102,706
                                                        ------        -------

-------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                  TOTAL
                                                                    PAYMENTS








                                                                         ----
                                   TOTAL PAYMENTS                          -
                                                                         ----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

-------------------------------------------------------------------------------

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

-------------------------------------------------------------------------------

                    DESCRIPTION        LABOR          EXPENSES         TOTAL

-------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED



         Not Applicable















-------------------------------------------------------------------------------

SUMMARY:

         Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

-------------------------------------------------------------------------------
INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-------------------------------------------------------------------------------

DESCRIPTION                  LABOR               EXPENSES               TOTAL

-------------------------------------------------------------------------------
ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED

         Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------

                                              BALANCE AT        BALANCE AT
                             DESCRIPTION       BEGINNING           CLOSE
                                               OF YEAR           OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS                                      -                 -
                                                -----              -----

         TOTAL                                      -                  -
                                                -----              -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
-------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

-------------------------------------------------------------------------------

                                                  BALANCE AT         BALANCE AT
                             DESCRIPTION           BEGINNING            CLOSE
                                                    OF YEAR            OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Undistributed Legal Fees Accrual                           35               23

Undistributed Labor Accrual                               150              120

Undistributed Foreign Withholding Employee Taxes            -               73

Personal Access Data System-1996 Assessment                77               75

Sundry Delayed (4 items)                                    2                5
                                                          ---              ---

                                            Total         264              296
                                                          ---              ---

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------

              DESCRIPTION                                    AMOUNT

-------------------------------------------------------------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES




         Not Applicable

                                                                                                                               16


-----------------------------------------------------------------------------------------------------------------------------------
           ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)
-----------------------------------------------------------------------------------------------------------------------------------
                        SCHEDULE XI - PROPRIETARY CAPITAL
-----------------------------------------------------------------------------------------------------------------------------------

                                         NUMBER OF       PAR OR STATED      OUTSTANDING CLOSE OF PERIOD
                                           SHARES           VALUE
ACCOUNT NUMBER CLASS OF STOCK            AUTHORIZED        PER SHARE      NO. OF SHARES           TOTAL AMOUNT

-----------------------------------------------------------------------------------------------------------------------------------

      201      COMMON STOCK ISSUED       1,000                10.00         1,000                        10

-----------------------------------------------------------------------------------------------------------------------------------

 INSTRUCTIONS:   Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

-----------------------------------------------------------------------------------------------------------------------------------

                                       DESCRIPTION                                                    AMOUNT

-----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

      Amount Paid in for Common Stock in Excess of Par Value                                            990
      Other Paid-In Capital                                                                             862

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                              -
                                                                                                     ------
                              TOTAL                                                                   1,852

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For
dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

-----------------------------------------------------------------------------------------------------------------------------------

                                                        BALANCE AT       NET INCOME                    BALANCE AT
                                       DESCRIPTION       BEGINNING         OR         DIVIDENDS         CLOSE
                                                         OF YEAR         (LOSS)         PAID           OF YEAR

-----------------------------------------------------------------------------------------------------------------------------------
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS               -            -              -               -
                             TOTAL                           -            -              -               -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       17


-----------------------------------------------------------------------------------------------------------------------------------
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
-----------------------------------------------------------------------------------------------------------------------------------

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                          SCHEDULE XII - LONG-TERM DEBT

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account.
Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-----------------------------------------------------------------------------------------------------------------------------------

                               TERMS OF        DATE                                BALANCE AT                    1/       BALANCE
NAME OF CREDITOR                 OBLIG          OF        INTEREST     AMOUNT      BEGINNING OF   ADDITIONS   EDUCTIONS     AT
                                CLASS &      MATURITY       RATE     AUTHORIZED      OF YEAR                               CLOSE
                                SERIES                                                                                    OF YEAR
                             OF OBLIGATION

-----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:

       ADVANCES ON NOTES:
                                              On or
                                              before
       Southern Company                    12/31/2000     Variable    10,000       5,000           -             -        5,000
ADVANCES ON OPEN ACCOUNT:                                                  -          -             -            -            -

ACCOUNT 224 - OTHER LONG-TERM
DEBT:                                                                      -         -             -             -            -
                                                                      ------     -----          ----          ----       ------
                             TOTAL                                    10,000     5,000             -             -        5,000
                                                                      ------     -----          ----          ----        -----

-----------------------------------------------------------------------------------------------------------------------------------

1/ GIVE AN EXPLANATION OF DEDUCTIONS:



         None
-----------------------------------------------------------------------------------------------------------------------------------

                                                                           18
-------------------------------------------------------------------------------
               ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                  SCHEDULE XIII-CURRENT AND ACCRUED LIABILITIES
-------------------------------------------------------------------------------

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
-------------------------------------------------------------------------------

                                                           BALANCE      BALANCE
                                                             AT           AT
                              DESCRIPTION                 BEGINNING      CLOSE
                                                           OF YEAR      OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                 -          -
                                                              ------     ------

                                             TOTAL                 -          -
                                                             -------     ------

-------------------------------------------------------------------------------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Alabama Power Company                                          7,424       1,646
Georgia Power                                                  1,569       5,301
Southern Company Services                                      7,914       6,833
                                                             -------      ------

                                              TOTAL           16,907      13,780

-------------------------------------------------------------------------------

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
                   LIABILITIES
Accrual for Pensions                                         36,264     12,886
Accrual for Pension Performance Sharing                           -        275
Supplemental Payments                                             -        518
Accumulated Provision for Pensions and
 Benefits-Post-Retirement
   Life Insurance                                             6,236      8,868
Accumulated Provision for Pensions and
 Benefits-Post-Retirement
   Medical Insurance                                         15,640     31,044
Accumulated Provision for Supplemental Pensions                 237        535
Employee Stock Option Plan Contribution                         476        794
Vacation Pay Accrual                                          5,671     13,483
Performance Pay Plan Accrual                                  7,913     16,740
Productivity Improvement Plan Accrual                         3,663      7,110
Worker's Compensation Awards                                     63        339
Accumulated Provision for Supplemental Benefits-ESP/ESOP         46         69
Accumulated Provision for Post-Employment Benefits-Medical      328      1,400
                                                              ------     ------

                                              TOTAL           76,537     94,061
                                                              ------     ------


-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      General

      On December 14, 1990, pursuant to the provisions of the Public Utilities Holding Company Act of 1935, the Securities and Exchange Commission ("SEC") approved the formation of the Southern Nuclear Operating Company, Inc. (the "Company"), a wholly owned subsidiary of Southern Company ("Southern"), to provide services in connection with the Southern electric system's nuclear power plants. The Company was incorporated on December 17, 1990 and commenced operations on January 1, 1991. On January 1, 1991, the Company entered into nuclear service agreements with Georgia Power to operate Plant Hatch and Plant Vogtle and Alabama Power to operate Plant Farley.

      The Company follows the SEC's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies.

      The Company has no earnings or retained earnings since it renders services to its client companies' nuclear power plants at cost, as further discussed in Note 3.

      Effective December 23, 1991, the Nuclear Regulatory Commission ("NRC") license for Alabama Power's Plant Farley was amended to add the Company as plant operator, and the Company assumed responsibility for such operations pursuant to an operating agreement with Alabama Power. The NRC licenses for Georgia Power's Plant Hatch and Plant Vogtle were amended to add the Company as plant operator, and effective March 22, 1997, the Company assumed responsibility for such operations pursuant to an operating agreement with Georgia Power. The Company also entered into an operating agreement with Georgia Power for the operation of Plant Wilson, a combustion turbine-powered plant located adjacent to Plant Vogtle, effective March 22, 1997.

      The Company follows generally accepted accounting principles and complies with the accounting policies and practices prescribed by its commissions. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates, and the actual results may differ from those estimates.



-------------------------------------------------------------------------------

                                                                           19A
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

      Financial Instruments

      The carrying amount of the Company's financial instruments covered under Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments" approximates fair value at December 31, 1997 and 1996.

      Income Taxes

      The Company is included in the consolidated federal income tax return filed by Southern. In conformity with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred tax assets and deferred tax liabilities for estimated future income tax effects attributable to temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax basis. The measurement of deferred taxes is based on provisions of enacted tax law.

      The consolidated taxes payable are allocated between the Company and Southern's other subsidiaries based on their respective contributions to consolidated taxable income. See Note 5 for further information regarding income taxes.

      Property, Equipment, and Depreciation and Amortization

      Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the shorter of their economic life or the lives of the respective leases.

      On retirement or sale of assets, the cost of such assets and related accumulated depreciation are removed from the accounts and the gain or loss, if any, is credited or charged to income.

2.    RETIREMENT BENEFITS

      Pension Plan

      The Company has a defined benefit, trusteed, non-contributory pension plan covering substantially all regular employees. Benefits are based on one of the following formulas: years of service and final average pay or years of service and a flat-dollar benefit. The Company uses the "entry age normal method with a frozen initial liability" actuarial method for funding purposes, subject to limitations under federal income tax regulations. Amounts funded to the pension trusts are primarily invested in equity and fixed-income



-------------------------------------------------------------------------------

                                                                           19B
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

      securities. SFAS Statement No. 87, Employers' Accounting for Pensions, requires use of the "projected unit credit" actuarial method for financial reporting purposes.

      Postretirement Benefits

      The Company also provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. The Company accounts for these benefits on an accrual basis. Expenses incurred to provide these benefits were approximately $5,360,215 and $2,482,000 in 1997 and 1996, respectively.

      SFAS Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, requires that medical care and life insurance benefits for retired employees be accounted for on an accrual basis using a specified actuarial method, "benefit/years-of-service." This method spreads the expected cost of such benefits to each year of an employee's service until the employee becomes fully eligible to receive the benefits.

      Funded Status and Cost of Benefits

      The funded status of the plans and reconciliation to amounts reflected in the Comparative Balance Sheet at December 31 are as follows:
                                                                Pension
                                                   ---------------------------
                                                        1997              1996
                                                        ----              ----
     Actuarial present value of benefit
       obligations:                                          (In thousands)
     Vested benefits                                 $  98,226        $  41,759
     Nonvested benefits                                  8,554            4,980
                                                     ---------        ---------
     Accumulated benefit obligation                    106,780           46,739
     Additional amounts related to projected
       salary increases                                 80,287           34,140
                                                     ---------        ---------
     Projected benefit obligation                      187,067           80,879
     Less:
          Fair value of plan assets                    259,633           72,163
          Unrecognized net gain                        (85,715)         (26,940)
          Unrecognized prior service cost                5,658            1,997
          Unrecognized transition asset                 (5,395)          (2,605)
                                                     ---------        ---------
     Accrued pension cost recognized in the
       balance sheets                                $  12,886        $  36,264
                                                     =========        =========


-------------------------------------------------------------------------------


                                                                                       19C
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

---------------------------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

---------------------------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

---------------------------------------------------------------------------------------------------

                                                          Postretirement Benefits
                                                       Medical                  Life
                                                    1997        1996       1997         1996
                                                    ----        ----       ----         -----
     Actuarial present value of
       benefit obligations:                           (In thousands)
    Retirees and dependents                      $   2,735   $  1,888    $    932     $   833
     Employees eligible to retire                   10,643      4,635           -           -
     Other employees                                28,369     10,921       8,826       4,001
                                                 ---------   --------    --------     -------
     Accumulated benefit obligation                 41,747     17,444       9,758       4,834
     Less:
          Fair value of plan assets                     58          -          48           -
          Unrecognized net loss (gain)               7,331      4,332      (1,324)       (945)
          Unrecognized transition obligation         5,716          -       2,591           -
          Unrecognized prior service cost           (2,402)    (2,528)       (425)       (457)
                                                 ---------   --------    --------     -------
     Accrued liability recognized in the
       balance sheets                            $  31,044   $ 15,640    $  8,868     $ 6,236
                                                 =========   ========    ========     =======


     The weighted average rates used in
       actuarial calculations were:
                                                                          1997           1996
                                                                          ----           ----

     Discount                                                             7.5%           7.8%
     Annual salary increase                                               5.0%           5.3%
     Long-term return on plan assets                                      8.5%           8.5%

     An additional assumption used in measuring the accumulated postretirement medical benefit obligation was a weighted average medical care cost trend rate of 8.8 percent for 1997, decreasing gradually to 5.5 percent through the year 2005 and remaining at that level thereafter. An annual increase in the assumed medical care cost trend rate by 1.0 percent would increase the accumulated medical benefit obligation as of December 31, 1997, by $1.8 million and the aggregate of the service and interest cost components of the net retiree cost by approximately $200,000.

     The components of the plans' net cost are shown below:
                                                                            Pension
                                                                 -----------------------------
                                                                       1997               1996
                                                                       ----               ----
                                                                             (In thousands)
     Benefits earned during the year                               $  9,464           $  4,656
     Interest cost on projected benefit obligation                   11,186              5,733
     Actual (return) loss on plan assets                            (21,278)            (7,714)
     Net amortization and deferrals                                   5,876              1,994
                                                                   --------           --------

     Net pension benefit                                           $  5,248           $  4,669
                                                                   ========           ========

---------------------------------------------------------------------------------------------------

                                                                                            19D



            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

---------------------------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
---------------------------------------------------------------------------------------------------
INSTRUCTIONS:     The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
---------------------------------------------------------------------------------------------------

     Of the net pension cost recorded, $5.2 million in 1997 and $4.4 million in 1996 were recorded in operating expenses, and the remainder was recorded in construction and other accounts.

                                                                       Postretirement Benefits
                                                           ---------------------------------------------------
                                                                   Medical                        Life
                                                            --------------------          --------------------
                                                             1997           1996           1997           1996
                                                             ----           ----           ----           ----
                                                                                 (In thousands)
     Benefits earned during the year                       $1,445         $  738         $  424         $  249
     Interest cost on accumulated benefit obligation        2,513          1,158            592            332
     Amortization of transition obligation over 20 years      268              -            122              -
     Net amortization and deferrals                            61             49            (64)           (44)
                                                           ------         ------         ------         ------

     Net postretirement cost                               $4,287         $1,945         $1,074         $  537
                                                           ======         ======         ======         ======

     Net postretirement medical and life insurance costs recorded in 1997 and 1996 were charged to operating expenses.


3.   SERVICE AND OPERATING AGREEMENTS

     The Company, in accordance with its operating agreements with Alabama Power and Georgia Power, renders the following nuclear-related services at cost: general executive and advisory services; general operations management and technical services; administrative services including procurement, accounting and statistical, employee relations, and system and procedures services; strategic planning and budgeting services; and other services with respect to business and operations.

     The Company, in accordance with its service agreement with Southern Company Services ("SCS"), a subsidiary of Southern, receives the following services at cost: general executive and advisory services, general engineering, design engineering, payroll, purchasing, accounting and statistical, finance and treasury, taxes, insurance and pensions, corporate budgeting, employee relations, systems and procedures, and other services with respect to business and operations.

                                                                          19E
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

-------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

      The Company, in accordance with its service agreement with Southern Company Energy Solutions, a subsidiary of Southern, may provide the following services at costs: general engineering; nuclear plant operations; accounting and statistical; rates; budgeting; systems and procedures; access to and use of facilities; training; general; and other services with respect to the operation, maintenance or support of nuclear power plants.


4.    NOTE PAYABLE TO PARENT COMPANY

      The Company is indebted to Southern for a $5 million note payable dated December 31, 1990 and due on or before December 31, 2000. The note bears interest at a rate comparable with market rates which is adjusted monthly, with interest payable quarterly. Proceeds from the note were used to pay affiliated companies for certain property and equipment received in January 1991.


5.    INCOME TAXES

      Details of the federal and state income tax provisions (benefits) are as follows (Note 1):

                                                    1997             1996
                                                -----------         -------
                                                          (In thousands)
     Total provision for income taxes:
     Federal --
          Currently payable                       $  5,891        $  2,030
          Deferred - Current year                   (9,141)         (5,084)
                   - Reversal of prior years         3,036           3,451
                                                  --------        --------
                                                      (214)            397
                                                  --------        --------
     State --
          Currently payable                          1,160            (360)
          Deferred - Current Year                   (1,239)           (786)
                   - Reversal of prior years           418             556
                                                  --------        --------
                                                       339            (590)
                                                  --------        --------
     Federal and state income taxes charged
       (credited) to operations                   $    125        $   (193)
                                                  ========        =========

                                                                         19F

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


     The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities are as follows:

                                                    1997                1996
                                                --------             --------
                                                               (In thousands)
     Deferred tax liabilities:
       Accelerated depreciation                $     (7)           $   (216)
       Other                                     (1,370)               (838)
                                               --------            --------

     Total                                       (1,377)             (1,054)
                                               --------            --------
     Deferred tax assets:
       Deferred costs                            29,640              26,049
       Other                                         15                  13
                                               --------            --------

     Total                                       29,655              26,062
                                               --------            --------

     Net deferred tax assets                     28,278              25,008
     Portion included in current assets          (3,841)             (1,315)
                                               --------            --------

     Accumulated deferred income taxes
       in the comparative balance sheets       $ 24,437            $ 23,693
                                               ========            ========


   Deferred income taxes result from certain costs that are recognized for income tax purposes in periods different from those used for book purposes.

   The federal statutory income tax rate differs from the effective income tax rate due to consolidated tax savings and the nondeductible portion of various expenses.

                                                                         19G

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

-------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

6.    RENTS

      The Company subleases its office space from an affiliated company on a month-to-month basis. Current monthly billing is approximately $100,942.

7.    OUTSIDE SERVICES

      The Company incurred expenses of approximately $63 million and $66 million for 1997 and 1996, respectively, associated with services provided by SCS (see Note 3 for description of services provided). These expenses are primarily included in outside services in the accompanying statements of income.

8.    DUES AND ASSESSMENTS

      Effective with the signing of the operating agreements with Alabama Power and Georgia Power, as discussed in Note 1, the Company became responsible for dues and assessments from the Nuclear Regulatory Commission and other industry trade and business associations. The detail of such expenses incurred for 1997 and 1996 is as follows:

                                                   1997            1996
                                                 -------           ----
                                                          (In thousands)

      Nuclear Regulatory Commission             $ 13,640          $ 5,397
      Institute of Nuclear Power Operations        3,737              745
      Nuclear Energy Institute                     1,229              990
      Electric Power Research Institute              452              833
      Other                                        1,530            1,971
                                                --------          -------

                                                $ 20,588          $ 9,936
                                                ========          =======

                                                                        19H

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

-------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


9.    TRANSFERS OF ASSETS AND LIABILITIES FROM AFFILIATED COMPANIES

      Effective March 22, 1997, the Company entered into an operating agreement with Georgia Power for the operation of Plant Hatch and Plant Vogtle as discussed in Note 1. During 1997, certain employee related assets and liabilities were transferred at cost to the Company from Georgia Power. The Company has recorded affiliated company accounts receivable and payable associated with these transfers. A summary of these transactions with affiliated companies is as follows:

                Description                              Asset       Liability
                -----------                              -----       ---------
                                                                 (In thousands)
      Postretirement benefits                          $      -      $  13,045
      Postemployment benefits                                 -          1,075
      Vacation pay accrual                                    -          6,401
      Incentive pay accrual                                   -          2,224
      Deferred compensation accrual                           -              7
      Employee receivables                                    9              -
      Deferred income taxes                               5,046              -
      Accounts receivable from affiliated companies      22,752              -
      Accounts payable from affiliated companies              -          5,055
                                                       --------      ---------

      Total                                            $ 27,807       $ 27,807
                                                       ========       ========

      The Company has previously recorded affiliated company accounts receivable and payable associated with certain employee related assets and liabilities associated with employees who have transferred to or from affiliated companies. In 1997, as a result of Southern consolidating the individual company pension plans, the Company recorded reductions in the following asset and liability accounts:

           Description
                                                            (In thousands)
     Accrual for pensions                                      $ 22,790
     Deferred income taxes                                        8,297
     Accounts receivable from affiliated companies               22,790
     Accounts payable to affiliated companies                     8,297

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                        SCHEDULE XV - STATEMENT OF INCOME

-------------------------------------------------------------------------------

ACCOUNT                            DESCRIPTION              CURRENT       PRIOR
                                                              YEAR         YEAR

-------------------------------------------------------------------------------

       INCOME

457          Services rendered to associate companies        337,350    201,735
458          Services rendered to nonassociate companies           -          -
421          Miscellaneous income or loss                        297        298
                                                             -------    --------

                                      TOTAL INCOME           337,647    202,033
                                                             -------    -------

       EXPENSE
920          Salaries and wages                              190,261     86,987
921          Office supplies and expenses                     11,970     11,084
922          Administrative expense transferred
                 credit                                            -          -
923          Outside services employed                        67,312     66,329
924          Property insurance                                  217         73
925          Injuries and damages                                503        349
926          Employee pensions and benefits                   27,271     14,094
928          Regulatory commission expense                         -          -
930.1        General advertising expenses                          -          -
930.2        Miscellaneous general expenses                   20,983      9,936
931          Rents                                             1,475      2,038
932          Maintenance of structures and equipment           1,597      1,571
403          Depreciation and amortization expense             1,256      1,419
408          Taxes other than income taxes                    11,690      5,874
409          Income taxes                                      7,051      1,670
410          Provision for deferred income taxes               4,437      4,134
411          Provision for deferred income taxes -
                 credit                                      (11,362)    (5,997)
411.5        Investment tax credit                                 -          -
426.1        Donations                                           159        226
426.5        Other deductions                                  2,542      1,969
427          Interest on long-term debt                            -          -
430          Interest on debt to associate companies             282        277
431          Other interest expense                                3         -
                                                             -------    -------

                                      TOTAL EXPENSE          337,647    202,033
                                                             -------    -------

                                      NET INCOME OR (LOSS)         -          -

( ) Denotes deficit or credit balance.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                                       ANALYSIS OF BILLING
                                       ASSOCIATE COMPANIES
                                           ACCOUNT 457

-------------------------------------------------------------------------------

                                   DIRECT    INDIRECT   COMPENSATION      TOTAL
NAME OF ASSOCIATE COMPANY           COSTS      COSTS     FOR USE OF      AMOUNT
                                   CHARGED    CHARGED      CAPITAL       BILLED
                                    457-1      457-2        457-3

-------------------------------------------------------------------------------

Alabama Power                     104,253     12,361           94       116,708

Georgia Power                     195,281     24,721          188       220,190

Gulf Power                             21          -            -            21

Mississippi Power                      13          -            -            13

Savannah Electric                      10          -            -            10

Southern Company Services             370          -            -           370

Southern Company Energy Solutions       5          -            -             5

Southern Energy                        33          -            -            33
                                  -------     ------        -----       -------

                   TOTAL          299,986     37,082          282       337,350
                                  -------     ------          ---       -------


                                                                                                                 22


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
---------------------------------------------------------------------------------------------------------------------------

                                  DIRECT      INDIRECT    COMPENSATION                        EXCESS
                                   COST         COST         FOR USE        TOTAL               OR                TOTAL
NAME OF NONASSOCIATE   CHARGED    CHARGED    OF CAPITAL      COST          DEFICIENCY         BILLED              AMOUNT
                       -------    -------    ----------     ----          ----------          ------              -------
                                   458-1        458-2       458-3                             458-4

---------------------------------------------------------------------------------------------------------------------------


         Not Applicable














---------------------------------------------------------------------------------------------------------------------------
Instruction:     Provide a brief description of the services rendered to each nonassociate company:

                 None


                                                                                                                           23


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
                      For the Year Ended December 31, 1997
                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

-----------------------------------------------------------------------------------------------------------------------------------
                                    ASSOCIATE COMPANY               NONASSOCIATE COMPANY         TOTAL CHARGES
                                       CHARGES                           CHARGES                  FOR SERVICE

-----------------------------------------------------------------------------------------------------------------------------------


         DESCRIPTION OF ITEMS     DIRECT   INDIRECT              DIRECT   INDIRECT            DIRECT     INDIRECT   RECLASSI-
                                   COST      COST       TOTAL**   COST      COST    TOTAL      COST        COST     FICATION* TOTAL

-----------------------------------------------------------------------------------------------------------------------------------


920     SALARIES AND WAGES        176,624    13,637     190,261       -      -          -    176,624     13,637        -    190,261
921     OFFICE SUPPLIES AND
          EXPENSES                  9,227     2,525      11,752       -      -          -      9,227      2,525      218     11,970
922     ADMINISTRATIVE EXPENSE
          TRANSFERRED - CREDIT          -         -           -       -      -          -          -          -        -         -
923     OUTSIDE SERVICES
          EMPLOYED                 54,984    12,328      67,312       -      -                54,984     12,328        -    67,312
924     PROPERTY INSURANCE              -       217         217       -      -          -          -        217        -       217
925     INJURIES AND DAMAGES          437        66         503       -      -          -        437         66        -       503
926     EMPLOYEE PENSIONS AND
          BENEFITS                 25,144     2,446      27,590       -      -          -     25,144      2,446    (319)    27,271
928     REGULATORY COMMISSION
          EXPENSE                       -         -           -       -      -          -          -          -        -         -
930.1   GENERAL ADVERTISING
         EXPENSES                       -         1           1      -       -          -          -          1      (1)         -
930.2   MISCELLANEOUS GENERAL
         EXPENSES                 20,321       658      20,979       -       -          -     20,321        658        4    20,983
931     RENTS                        332     1,045       1,377       -       -          -        332      1,045       98     1,475
932     MAINTENANCE OF
         STRUCTURES AND
         EQUIPMENT                 1,389       208       1,597       -       -          -      1,389        208        -     1,597
403     DEPRECIATION AND
          AMORTIZATION EXPENSE       197     1,059      1,256        -       -          -        197      1,059        -     1,256
408     TAXES OTHER THAN
          INCOME TAXES            10,810       880     11,690        -       -          -     10,810        880        -    11,690
409     INCOME TAXES                         7,051      7,051        -       -          -          -      7,051        -     7,051
410     PROVISION FOR DEFERRED
           INCOME TAXES                -     4,437       4,437       -       -          -          -      4,437        -     4,437
411     PROVISION FOR DEFERRED
           INCOME TAXES
          CREDIT                       -  (11,362)    (11,362)       -       -          -          -   (11,362)        -  (11,362)
411.5   INVESTMENT TAX CREDIT          -         -           -       -       -          -          -          -        -        -
426.1   DONATIONS                      3       156         159       -       -          -          3        156        -      159
426.5   OTHER DEDUCTIONS             518     2,024       2,542       -       -          -        518      2,024        -    2,542
427     INTEREST ON LONG -
          TERM DEBT                    -         -           -       -       -          -          -          -        -        -
431     OTHER INTEREST EXPENSE         -         3           3       -       -          -          -          3        -        3

(Continued on page 23A)


                                                                                                                              23A


           ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
                      For the Year Ended December 31, 1997
                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

---------------------------------------------------------------------------------------------------------------------------------

                                  ASSOCIATE COMPANY                  NONASSOCIATE COMPANY                     TOTAL CHARGES
                                     CHARGES                              CHARGES                              FOR SERVICE

---------------------------------------------------------------------------------------------------------------------------------


    DESCRIPTION OF ITEMS   DIRECT  INDIRECT           DIRECT  INDIRECT            DIRECT     INDIRECT      RECLASSI-
                            COST     COST     TOTAL    COST     COST     TOTAL      COST      COST        FICATION*      TOTAL

---------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

---------------------------------------------------------------------------------------------------------------------------------


    SUB-TOTAL EXPENSES   =  299,986  37,379  337,365     -       -        -       299,986     37,379                    337,365
    COMPENSATION FOR
    USE OF
    EQUITY CAPITAL       =        -       -        -     -       -        -             -          -           -              -

430 INTEREST ON DEBT TO
    ASSOC. COMPANIES     =        -     282      282     -       -        -             -        282           -            282
    TOTAL EXPENSES       =  299,986  37,661  337,647     -       -        -       299,986     37,661           -        337,647

421 MISCELLANEOUS
    NONOPERATING
    INCOME               =        -   (297)    (297)     -       -        -             -      (297)           -          (297)

    TOTAL COST OF
    SERVICE              =  299,986 37,364  337,350      -       -        -       299,986     37,364           -        337,350


---------------------------------------------------------------------------------------------------------------------------------


( ) Denotes deficit or credit balance.

* Reclassified for financial reporting purposes

 **Does not include reclassifications


                                                                                                                          24

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
                      For the Year Ended December 31, 1997
                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
---------------------------------------------------------------------------------------------------------------------------------

                                                                   DEPARTMENT OR SERVICE FUNCTION
   DESCRIPTION      Total             Strategic Governmental   Vogtle    Hatch   Farley   Plant Technical Administrative  Corporate
                   Amount  Executive  Analysis    Affairs     Project  Project  Project   Wilson Services   Services       General
                                                              & Plant  & Plant  & Plant

---------------------------------------------------------------------------------------------------------------------------------

920  SALARIES AND
       WAGES        190,261   831      285         240       44,157     49,808  50,132       160     7,040      8,025     29,583
921  OFFICE
       SUPPLIES
       AND
       EXPENSES      11,970   114      117         101        1,709      1,616   1,709         1     1,388      3,994      1,221
922  ADMINISTRATIVE
       EXPENSE
       TRANSFERRED
       - CREDIT           -     -        -           -            -          -       -         -         -          -          -
923  OUTSIDE
       SERVICES
       EMPLOYED      67,312    74       15       2,166       11,424     15,943  17,590         -     3,072      8,111      8,917
924  PROPERTY
       INSURANCE        217     -        -           -            -          -       -         -         -          -        217
925  INJURIES AND
       DAMAGES         503      -        -           -            -          -       -         -         -          -        503
926  EMPLOYEE
       PENSIONS
       AND
       BENEFITS     27,271      -        -           -            -          -       4         -         -        160     27,107
928   REGULATORY
       COMMISSION
       EXPENSE           -      -        -           -            -          -       -         -         -          -          -
930.1 GENERAL
       ADVERTISING
       EXPENSE           -      -        -           -            -          -       -         -         -          -          -
930.2 MISCELLANEOUS
       GENERAL
       EXPENSES     20,983    878        -           2        5,559      5,420   7,071         2     1,780        122        149
931   RENTS          1,475      -        -           -            2          -       5         -         1        324      1,143
932   MAINTENANCE
       OF
       STRUCTURES
       AND
       EQUIPMENT     1,597      -        -           -            -          -       -         -         -      1,597          -
403   DEPRECIATION
       AND
       AMORTIZATION
       EXPENSE       1,256      -        -           -            -          -       -         -         -          -      1,256
408   TAXES OTHER
       THAN
       INCOME
       TAXES        11,690      -        -           -            -          -       -         -         -          -     11,690
409   INCOME
       TAXES         7,051      -        -           -            -          -       -         -         -          -      7,051
410   PROVISION
       FOR
       DEFERRED
       INCOME
        TAXES        4,437      -        -           -            -          -       -         -         -          -      4,437
411   PROVISION
        FOR
        DEFERRED
        INCOME
        TAXES-
        CREDIT    (11,362)     -        -           -            -          -       -         -         -          -     (11,362)
411.5 INVESTMENT
       TAX
       CREDIT           -      -        -           -            -          -       -         -         -          -           -
426.1 DONATIONS       159    156        -           -            1          2       -         -         -          -           -
426.5 OTHER
       DEDUCTIONS   2,542    730        -         765            3          1       1         -         7          6       1,029
427   INTEREST ON
       LONG-TERM
       DEBT            -      -         -           -            -          -       -         -         -          -          -
430   INTEREST ON
      DEBT
       TO
       ASSOCIATE
       COMPANIES      282      -         -           -            -          -       -         -         -          -       282
431   OTHER INTEREST
       EXPENSE          3      -         -           -            -          -       -         -         -          -         3
                   ------  -----       ---       -----       ------     ------  ------     -----    ------     ------    ------

      TOTAL
      EXPENSES    337,647  2,783       417       3,274       62,855     72,790  76,512       163    13,288     22,339    83,226

421   MISCELLANEOUS
        GAIN         (297)     -        -           -            -          -       -         -         -          -       (297)

---------------------------------------------------------------------------------------------------------------------------------
 INSTRUCTION:   Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting System:
                Uniform System of Account).
---------------------------------------------------------------------------------------------------------------------------------

    TOTAL COSTS   337,350  2,783       417       3,274       62,855     72,790  76,512       163    13,288     22,339    82,929

---------------------------------------------------------------------------------------------------------------------------------


( ) Denotes deficit or credit balance.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
-------------------------------------------------------------------------------
                                DEPARTMENTAL SALARY EXPENSE             NUMBER
NAME OF DEPARTMENT                  INCLUDED IN AMOUNTS   BILLED TO    PERSONNEL
Indicate each               TOTAL   PARENT        OTHER      NON        END OF
department or              AMOUNT   COMPANY    ASSOCIATES  ASSOCIATES    YEAR
service function
-------------------------------------------------------------------------------

Executive                     831      -          831            -            8

Strategic Analysis            285      -          285            -            4

Governmental Affairs          240      -          240            -            3

Vogtle Project and Plant   44,157      -       44,157            -          940

Hatch Project ant Plant    49,808      -       49,808            -        1,000

Farley Project ant Plant   50,132      -       50,132            -          876

Plant Wilson                  160      -          160            -            -

Technical Services          7,040      -        7,040            -          100

Administrative
Services                    8,025      -        8,025            -          139

Corporate General
  (Accrual for
  incentive pay
  plan, etc.)              29,583      -       29,583            -            -
                          -------  -----      -------        -----        -----

         TOTAL            190,261      -      190,261            -        3,070
                          -------  -----      -------        -----        -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
-------------------------------------------------------------------------------
INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
-------------------------------------------------------------------------------

                                                            RELATIONSHIP
                                                               "A"=
                                                             ASSOCIATE
                                                              "NA"=NON
FROM WHOM PURCHASED     DESCRIPTION                          ASSOCIATE   AMOUNT

-------------------------------------------------------------------------------

Legal Services

Troutman Sanders LLP    Legal fees and services              NA          1,407

Arnold & Porter         Legal fees regarding DOE Tritium     NA            191

Balch & Bingham         Legal fees and services              NA          1,060

Winston & Strawn        Legal fees regarding industry issues NA            162

Four Other Items
  (less than $100,000   Aggregate                            NA             10
   paid to other than
   Associate Cos.)
                                                                          2,830

Auditing Services
-----------------

Two Other Items
 (less than $100,000
  paid to other than
  Associate Cos.)        Aggregate                           NA              75
                                                                             --
                                                                             75
                                                                             --








(Continued on Page 26A)


                                                                                      26A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
-------------------------------------------------------------------------------------------
INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
-------------------------------------------------------------------------------------------
                                                                 RELATIONSHIP
                                                                    "A"=
                                                                  ASSOCIATE
                                                                  "NA"=NON
FROM WHOM PURCHASED        DESCRIPTION                            ASSOCIATE        AMOUNT

-------------------------------------------------------------------------------------------
Engineering Services

Southern Company Services  Design and general engineering services      A           40,066

Electric Power Research
  Institute                Engineering, research & technical support    NA             221

PLG, Inc.                  Engineering, scientific management and       NA             139
                              consulting services

Nuclear Regulatory
  Commission               Fees for licensing nuclear plants            NA           5,177

Sonic Systems
  International            Provide system program revisions             NA             119

Lambert MacGill
  Thomas, Inc.             Engineering inspection services              NA             117

TLG Service, Inc.          Engineering services                         NA             116

Sixteen Other Items
 (less than $100,000 paid
  to other than
  Associate Cos.)          Aggregate                                    NA             291
                                                                                     -----


                                                                                    46,246

Management Consulting Services

Seven Other Items (less than
  $100,000  paid to other than
  Associate Cos.)               Aggregate                               NA              94
                                                                                       ---

                                                                                        94
                                                                                       ---
(Continued on page 26B)

-------------------------------------------------------------------------------------------


                                                                                     26B

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
-----------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

-----------------------------------------------------------------------------------------------------------------------

                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON
       FROM WHOM PURCHASED                  DESCRIPTION                                ASSOCIATE        AMOUNT

-----------------------------------------------------------------------------------------------------------------------

Other Services

Southern Company Services                    General services. See Note 3 in the              A           17,027
                                               Notes to Financial Statements

Intergrated Technologies, Inc.               Computer system services                         NA             216

One hundred and sixty-eight other items      Aggregate                                        NA             824
                                                                                                          ------
(less than $100,000 paid to other
  than Associate Cos.)
                                                                                                          18,067
                                                                                                          ------

                                                                                TOTAL                     67,312
                                                                                                          ------

                                                                            27
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                                               (Thousands of Dollars)

-------------------------------------------------------------------------------
                                           EMPLOYEE PENSIONS AND BENEFITS
                                                     ACCOUNT 926

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

-------------------------------------------------------------------------------
             DESCRIPTION                                              AMOUNT

Pensions                                                                5,855
Employee's Group Insurance                                              9,451
Post-retirement Life Benefits                                           1,074
Post-retirement Medical Benefits                                        4,287
Post-employment Medical Benefits                                        1,072
Other Employee Benefits                                                   376
Employee Savings Plan Contribution                                      5,156
                                                                     --------

                                              TOTAL                    27,271
                                                                     --------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
DESCRIPTION                  NAME OF PAYEE                            AMOUNT

-------------------------------------------------------------------------------



         Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441
(b) (2) shall be separately classified.

-------------------------------------------------------------------------------
             DESCRIPTION                                           AMOUNT

-------------------------------------------------------------------------------

Assessments and Fees                                                15,406

Membership Dues3,313

Emergency Management                                                 1,447

Nuclear Power Research Expenses                                        539

Fixed Asset Retirement                                                 148

Employee Communications                                                 34

Employee Activities                                                     31

Management Services                                                     16

Other Expenses                                                          49
                                                                   -------

                                            TOTAL                   20,983
                                                                   -------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 931,"Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------------

           TYPE OF PROPERTY                                            AMOUNT

-------------------------------------------------------------------------------



Office Rents                                                            1,143

 Computer Equipment and Software Rental                                   332
                                                                        -----
                                                  TOTAL                 1,475
                                                                        -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

-------------------------------------------------------------------------------

INSTRUCTIONS:   Provide an analysis of Account 408, "Taxes Other Than
Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------
                           KIND OF TAX                               AMOUNT
-------------------------------------------------------------------------------

       Other than U.S. Government Taxes

              Environmental                                               2

              Property                                                   48

              State Unemployment                                         19

              State Franchise                                            20
                                                                     ------

                           Subtotal - Other                              89
                                                                     ------

       U. S. Government Taxes

              Federal Insurance Contribution Act                     11,524

              Federal Unemployment                                       77
                                                                     ------

                           Subtotal - U.S. Government                11,601
                                                                     ------


                                        TOTAL                        11,690
                                                                     ------

                                                                            32
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------

  NAME OF RECIPIENT                          PURPOSE OF DONATION         AMOUNT

-------------------------------------------------------------------------------

American Cancer Association                  Support of Program              3
American Heart Association                   Support of Program              5
Auburn University                            Support of Program              9
Breast Cancer Detection Center               Support of Program             18
Junior Achievement of Greater Birmingham     Support of Program              4
Scholarship Program Administrators, Inc.     Support of Program             14
United Way                                   Support of Program             63
   26 Other Items (Less than $3,000)         Health & Human Services        25
   46 Other Items (Less than $3,000)         Employee Matching Gift         11
    8 Other Items (Less than $3,000)         Educational Contributions       3
   10 Other Items (Less than $3,000)         Civic & Community               3
     1 Other Item (Less than $3,000)         Culture & Arts                  1
                                                                           ---

                                                              TOTAL        159
                                                                           ---

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997
                             (Thousands of Dollars)

------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
------------------------------------------------------------------------------


     DESCRIPTION                           NAME OF PAYEE               AMOUNT

------------------------------------------------------------------------------
Civic and Political Activities

Labor, Travel, Membership
     Dues and Other Expenses of
     Company Employees                Various Payees                       655
Civic Activities                      Southern Company Services             30
Legal Fees                            Balch & Bingham                      107
Lobbying Expenses and Training        Nuclear Energy Institute             422
Lobbying Expenses                     Malcolm Wallop                        84
Other Civic/Political                 Various Payees                        17
Program Support                       Southeastern Conference                5
Program Support                       Auburn University Foundatio           10

Employee Memberships

Membership Dues                       Greystone Golf Club                   50
Membership Dues                       Robert Trent Jones Golf Club          10
Membership Dues                       Summit Club                            5
Membership Dues                       Various Associations                   6

Other Deductions

Employee Stock Option Plan
 Contribution                         Southern Company Services            792
Deferred Compensation                 Various Payees                        29
EEOC Settlement                       Southern Company Services              6
Employee Education Reimbursement      Alabama Department of Revenue          6
Program Support                       Bruno's Memorial Classic               5
Program Support                       New ERA Promotions, Inc               13
Program Support                       Birmingham Bulls                       3
Program Support                       University of AL at Birmingham         4
Program Support                       City Stages                            7
Program Support                       University of Alabama                  7
Program Support                       Birmingham Barons                      6
Program Support                       Alabama  Symphony Orchestra            3
Meals and Travel                      Various Payees                        47
Educational & Charitable
  Contributions                       Southern Company Services            183
Support of Community Activities and
  Programs                            Various Payees                         3
Other                                 Various Payees                        27
                                                                         -----
                                                  TOTAL                  2,542
                                                                         -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

-------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


         See notes to Financial Statements on pages 19 - 19H.

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.
                      For the Year Ended December 31, 1997
                     SCHEDULE XIX - FINANCIAL DATA SCHEDULE
                             (Thousands of Dollars)


If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


Item No.     Caption Heading

  1.      Net Service Company Property                                    2,633
  2.      Total Investments                                               1,604
  3.      Total Current and Accrued Assets                              105,138
  4.      Total Deferred Debits                                          29,951
  5.      Balancing Amount For Total Assets and Other Debits                  0
  6.      Total Assets and Other Debits                                 139,326
  7.      Total Proprietary Capital                                       1,862
  8.      Total Long-Term Debt                                            5,000
  9.      Notes Payable                                                       0
 10.      Notes Payable to Associate Companies                                0
 11.      Balancing Amount For Total Current and Accrued Liabilities    127,222
 12.      Total Deferred Credits                                          3,865
 13.      Accumulated Deferred Income Taxes                               1,377
 14.      Total Liabilities and Proprietary Capital                     139,326
 15.      Services Rendered to Associate Companies                      337,350
 16.      Services Rendered to Nonassociate Companies                         0
 17.      Miscellaneous Income or Loss                                      297
 18.      Total Income                                                  337,647
 19.      Salaries and Wages                                            190,261
 20.      Employee Pensions and Benefits                                 27,271
 21.      Balancing Amount For Total Expenses                           120,115
 22.      Total Expenses                                                337,647
 23.      Net Income (Loss)                                                   0
 24.      Total Expenses (Direct Costs)                                 299,986
 25.      Total Expenses (Indirect Costs)                                37,364
 26.      Total Expenses (Total)                                        337,350
 27.      Number Of Personnel End of Year                                 3,070

                                                                       36


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.
                                December 31, 1997

                                President & Chief
                                Executive Officer
                                        |
                                    Exec Vice
                                    President & Corp
                                    Counsel
--------------------------------------------------------------------------------------------------
         |                          |                         |                         |
Admin Services             Federal Nuclear           Governmental               Technical Services
Vice President             Energy Manager            Relations Manger           Vice President
       |                                                                            |
Comptroller                                                                     Nuclear Fuel
Treasurer &                                                                     Manager
Chief Financial
Officer

Employee                                                                        Inspect & Test
Relations Mgr                                                                   Svcs Mgr

S&H Manager                                                                     Reg Eng Env
                                                                                Svcs Mgr

Security                                                                        Corp Quality
Manager                                                                         SVCS Mgr

Records Mgmt &                                                                  Nuc Tech Svcs
Gen Svcs Supv                                                                   Gen Mgr

                                                                                Project Engineer
Public Affairs
Manager

Concerns Prog
Coord

HR Team
Leader*

IR Business
Analyst*

                                                         President & Chief
                                                         Executive Officer
                                                                 |
------------------------------------------------------------------------------------------------------------
     |                                    |                                           |                   |
Vice President &                          Exec Vice                                   Human Resources     Exec Asst to
Secretary                               President Nuclear                             VP Southern         Pres/Asst Corp
                                                                                      Company             Sec/Treas
-------------------------------------------------------------------------------------------------------------
           |             |                  |                     |
Strategic Analysis    Farley Project Vice Vogtle Project Vice Hatch  Project Vice
                      President           President           President

                      Nuc Support         Nuc Support         Nuc Support
                      Gen Manager         Gen Manager         Gen Manager

                      Safety Audit &      Safety Audit &      Safety Audit &
                      Eng Rev Mgr         Eng Rev mgr         Eng Rev Mgr

                      Nuclear Plant       Nuclear Plant       Nuclear Plant
                      Gen Manger          Gen Manager         Gen Manager
*SCS Employee

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997


-------------------------------------------------------------------------------
                              METHODS OF ALLOCATION
-------------------------------------------------------------------------------

For the descriptions below, the term "plant" means each separate nuclear electric generating site for which Southern Nuclear is providing services, regardless of the capacity of the operating units and regardless of the number of units operating at the site, and the term "plants" means all of such sites.

1.   Employee Basis

     Southern Nuclear's organization is designed to focus primarily on operation of each plant. Plant "modules" will be established for each plant in which will be employed personnel directly responsible for the operation of the plant, including off-site personnel. All of the cost of employees within a plant module will be directly charged to the owners of that particular plant. The Employee Basis for allocation of indirect costs among the plants shall be the factor for each plant arrived at by dividing the number of employees in a particular plant module by the total number of employees in all plant modules. The employee number to be used initially shall be the initial staffing of the plant modules. In determining the number of employees after the first year of operations, the average number of employees in each module during the previous year shall be used.

2.   Plant Basis

     The Plant Basis for allocation is the factor determined by dividing one plant by the total number of plants.

3.   Plant Capacity Basis

     The Plant Capacity Basis for allocation is the factor determined by dividing the name plate kilowatt capacity of a plant by the total kilowatt capacity of all plants.

4.   Plant Generation Basis

     The Plant Generation Basis for allocation shall be the factor for each plant established by dividing the total net generation output from each plant in the previous calendar year by the total net generation output of all plants. With respect to a plant for which Southern Nuclear will begin providing services during a year, or to a plant having a unit due to be placed in service in a year to which the allocation will apply, the net generation output for such plants used for the calculation shall be adjusted to reflect the expected generation from the unit during the calendar year.

5.   Salary Basis

     The Salary Basis for allocation shall be the factor determined by the ratio of direct salary charges assigned to each plant to the total direct salary charges for each month.

At this time, the Company utilizes the plant basis for allocation due to its simplicity and the comparability of amounts billed under this method to those resulting from the application of the other approved methods.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997

-------------------------------------------------------------------------------
           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
-------------------------------------------------------------------------------
       The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 1997.

       Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Nuclear is required to submit an annual statement to its associated client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital.
       Southern Nuclear does not bill its associated client companies for compensation of equity capital.

       On December 31, 1990, Southern Nuclear borrowed $5,000,000 from Southern Company (Southern) for working capital requirements. The interest rate is adjusted as of the first of each month and applicable to the outstanding principal on a daily basis. The rate applicable to each month is equal to the average effective interest cost of Southern's outstanding obligations for borrowed money on the first day of each month, or if no obligations are outstanding at the time, at a rate equal to the weekly average of the thirty-day certificate of deposit rate (secondary market) as reported in Federal Reserve statistical release H.15 (519) for the next to last complete business week of the preceding calendar month. However, this rate shall not exceed the prime rate at Trust Company Bank of Georgia, Atlanta, Georgia in effect on the first of each month. The interest rate on these funds ranged from 5.42% to 5.70%. Interest of $282,195.04 was accrued and billed to the associate client companies. The interest was distributed to each associate client company on the Plant Allocation Basis in accordance with the SEC order and our service contracts.

       The interest on total company indebtedness was billed to the associate client companies as follows:


            Alabama Power                                     94,065.33

            Georgia Power                                    188,129.71
                                                             ----------
                                                             282,195.04
                                                             ----------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1997




                                SIGNATURE CLAUSE

                  Pursuant to the requirements of the Public Utility Holding
               Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issues thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                    Southern Nuclear Operating Company, Inc.
               --------------------------------------------------

                           (Name of Reporting Company)


                                  /s/ K.S. King
            By: __________________________________________________

                         (Signature of Signing Officer)


          K.S. King, Comptroller, Treasurer and Chief Financial Officer
          -------------------------------------------------------------

                   (Printed Name and Title of Signing Officer)



           Date:    April 28, 1998